Mail Stop 3561

								November 2, 2005

 BY U.S. Mail and Facsimile [ (937) 382-2452 ]

Mr. Joseph C. Hete
   Chief Executive Officer
 ABX AIR, INC.
 145 Hunter Drive
 Wilmington, Ohio  45177

 	Re:	ABX Air, Inc.
 		Form 10-K for Fiscal Year Ended December 31, 2004
 		Filed March 16, 2005
 		File No. 0-50368

Dear Mr. Hete:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments that require supplemental information or revision in disclosure. Where indicated, we think you should revise your documents in response to those comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




FORM 10-K (Fiscal Year Ended December 31, 2004)

Management`s Discussion and Analysis, page 15

Results of Operations, page 19

1. On page 17, you state that depreciation and maintenance expenses are not reimbursable by DHL for the aircraft not in service for DHL.
In view of the highly material $601 million impairment (write-off) of aircraft and its related parts and equipment as well as the $184 million transfer of property & equipment upon the separation from Airborne in August 2003, it is unclear how much of these long-lived assets were not in service for DHL at the date of separation. For the assets not in service and therefore unreimbursable by DHL for its depreciation and maintenance expenses, the results of operations on a post-separation basis is favorably impacted by the exclusion of depreciation and maintenance expense previously incurred on these assets written-off or transferred at the separation date. Please tell us and expand the annual comparison data to disclose, as appropriate, the amount of the (i) $785 million of long-lived assets not in service by DHL at the date of impairment and transfer; and
(ii) favorable impact on the post-separation results of operations for the exclusion of depreciation and maintenance expense incurred on a historical basis prior to the write-off and transfer of these assets.

Pension Plans, page 25

2. In view of the (i) material deficiency in funded status in your defined benefit pension plan as presented in note 1 - page 56;
(ii)
amount of minimum pension liability recognized in fiscal 2004 that approximated 20% of net earnings; and (iii) assumptions and estimates on this retirement obligation representing a critical accounting policy, we believe you should expand the MD&A to also disclose the individual impact on the funded status of the pension plan and shareholders` equity adjustment (i.e. additional minimum pension liability) for the hypothetical basis changes in each of the estimates (i.e. discount rate, investment rate of return and salaries and wages) as well the aggregate impact on these two items for changes on all of the estimates. We also suggest that you set forth the above data as well as the pension expense impact data currently being disclosed in tabular format for ease of analysis and understanding by investors. Please revise accordingly.

Financial Condition, Liquidity and Capital Resources, page 26

3. We believe that registrants should generally include scheduled interest payments in the table. Interest on fixed rate obligations should be included at a minimum. If interest on any obligations is not included in the table because it cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations in an accompanying footnote to the table.


Financial Statements

Note A - Capitalization of ABX, page 40

4. Please expand the note to specifically state that the stock split
that occurred at the time of separation from Airborne through the issuance of additional shares has been retroactively reflected in the computation of per share amounts and in the historical
consolidated
balance sheet for this change in capital structure.   Reference is
made to paragraph 54 of SFAS 128.

Note A - Impairment, page 41

5. Disclose the components of the $600.9 million impairment charge by type of aircraft, and also the impairment charges for aircraft-related parts and equipment. In addition, please disclose the per share impact for the change made in accounting estimate of the useful lives of aircraft in accordance with paragraph 33 of APBO No. 20.

Note B - Spare Parts Inventory, page 44

6. From disclosure in Schedule II - page 70, we note the provision for obsolescence on inventory has been significant in the last two
fiscal years.   Please tell us and expand your accounting policy
to
describe in more detail the methodology in estimating this reserve.
Please specifically address how often management analyses this reserve for reasonableness, the procedures used in estimating inventory expected to be on hand as well as the events or conditions
(e.g. changes in technology, etc.) that may warrant changes to these amounts or the anticipated useful life of the asset.

Note K - Segment Information, page 60

7. Disclosure in MD&A, page 18, and herein state that you operate in
one reportable segment as the "all other" category does not
constitute a reportable segment.   However, we note that the
earnings
of "all other" represented in excess of 10% (or approximately
18.3%)
of fiscal 2004 consolidated earnings. Therefore, it is unclear if any of the three separate major activities of "all other" individually met the quantitative threshold required to be reported as a separate segment under the guidance in paragraph 18(b) of
SFAS
No. 131. Furthermore, if each of the activities do not meet the quantitative threshold as specified in paragraph 18(b), it is unclear how you considered the guidance in paragraph 19 as the combination of
information to produce a reportable segment require a majority of the
aggregation criteria in paragraph 17 and similar economic characteristics in accordance with the guidance in EITF 04-10. In this regard, it appears these separate activities (ACMI and charter services, part sales and aircraft maintenance services) may not be similar under the areas and economic characteristics specified in
paragraph 17.    Please provide us your consideration and analysis
of
the above matters and tell us whether additional disclosures under paragraphs 27-28 and 32 may be required in the notes.

8. In addition, we believe the MD&A should be expanded to completely and clearly discuss the reasons why the non-DHL activities provide a much higher contribution to results of operations relative to revenues and whether you will try to expand the non-DHL business in the future or if there is any constraints in expanding these activities.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

			In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton at (202) 551-3328,
Staff Accountant, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3816 with any other questions.

      Sincerely,



								Joe A. Foti
								Senior Assistant Chief
Accountant

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Joseph C. Hete
ABX Air, Inc.
November 2, 2005
Page 4